FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Consolidated financial statements for the first half of the fiscal year ending March 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date December 28, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries

September 30, 2006 and March 31, 2006

	Millions of yen		Thousands of U.S. dollars (note 3)
Assets	September 30, 2006	March 31, 2006	September 30, 2006

Cash and cash equivalents	651,221	658,255	5,518,822
Short-term investments (note 4)	158,617	162,756	1,344,212
Trade receivables, net of allowance for doubtful receivables- September 30, 2006 ¥42,146 million ($357,169 thousand); March 31, 2006 ¥41,610 million:
Notes (notes 7 and 13)	152,557	127,284	1,292,856
Accounts (note 7)	2,196,615	2,303,397	18,615,381
Inventories (note 5)	1,516,549	1,262,308	12,852,110
Deferred income tax assets (current)	291,510	281,347	2,470,424
Prepaid expenses and other current assets	304,989	265,701	2,584,653
Investments in leases (note 7)	483,450	451,757	4,097,034
Investments and advances, including affiliated companies (note 4)	1,003,560	1,029,673	8,504,746
Property, plant and equipment (note 6):
Land	438,403	435,961	3,715,280
Buildings	1,763,253	1,748,318	14,942,822
Machinery and equipment	5,646,831	5,522,253	47,854,500
Construction in progress	107,075	74,114	907,415

	7,955,562	7,780,646	67,420,017
Less accumulated depreciation	5,432,603	5,320,460	46,039,009

Net property, plant and equipment	2,522,959	2,460,186	21,381,008

Deferred income tax assets (non-current)	318,082	325,526	2,695,610
Other assets (note 8)	677,352	693,005	5,740,271

	10,277,461	10,021,195	87,097,127

See accompanying notes to consolidated financial statements.

	Millions of yen		Thousands of U.S. dollars (note 3)
Liabilities and Stockholders’ Equity	September 30, 2006	March 31, 2006	September 30, 2006

Short-term debt	878,887	752,527	7,448,195
Current portion of long-term debt	228,990	248,028	1,940,593
Trade payables:
Notes	71,197	68,599	603,364
Accounts	1,478,778	1,416,367	12,532,017
Accrued expenses	855,361	863,683	7,248,822
Income taxes	66,900	66,101	566,949
Advances received	351,110	277,887	2,975,509
Deferred income tax liabilities (current)	1,223	2,390	10,364
Other current liabilities	468,957	425,869	3,974,212
Long-term debt	1,495,314	1,418,489	12,672,153
Retirement and severance benefits	800,811	827,669	6,786,534
Deferred income tax liabilities (non-current)	36,326	37,889	307,847
Other liabilities	78,170	71,117	662,458

Total liabilities	6,812,024	6,476,615	57,729,017

Minority interests	1,064,452	1,036,807	9,020,779

Stockholders’ equity:
Common stock (note 9)	282,033	282,033	2,390,110
Capital surplus (note 9)	564,801	561,484	4,786,449
Legal reserve and retained earnings	1,679,947	1,778,203	14,236,839
Accumulated other comprehensive loss:
Foreign currency translation adjustments	(42,516)	(43,426)	(360,305)
Minimum pension liability adjustments	(145,796)	(145,903)	(1,235,559)
Net unrealized holding gain on available-for-sale securities	81,378	92,626	689,644
Cash flow hedges	234	706	1,983
Treasury stock, at cost (note 10)	(19,096)	(17,950)	(161,830)

Total stockholders’ equity	2,400,985	2,507,773	20,347,331
Commitments and contingencies (note 13)

	10,277,461	10,021,195	87,097,127

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (note 3)
	2006	2005	2006

Revenues	4,770,904	4,413,319	40,431,390

Cost of sales	(3,799,045)	(3,439,903)	(32,195,297)
Selling, general and administrative expenses	(952,002)	(895,662)	(8,067,813)

Impairment losses for long-lived assets (note 14)	(1,327)	(3,057)	(11,246)
Restructuring charges (note 15)	(1,787)	(1,567)	(15,144)
Interest income	11,336	7,621	96,068
Dividends income	2,913	3,768	24,686
Other income (note 16)	24,759	17,681	209,822
Interest charges	(17,238)	(15,673)	(146,085)
Other deductions (note 16)	(12,700)	(4,410)	(107,627)

Income before income taxes and minority interests	25,813	82,117	218,754

Income taxes:
Current	(62,732)	(50,309)	(531,627)
Deferred	2,205	(10,636)	18,686

Total income taxes	(60,527)	(60,945)	(512,941)
Income (loss) before minority interests	(34,714)	21,172	(294,187)

Minority interests	(43,372)	(32,118)	(367,559)

Net income (loss)	(78,086)	(10,946)	(661,746)

	Yen		U.S. dollars (note 3)
Net income (loss) per share (note 17):
Basic	(23.42)	(3.29)	(0.20)
Diluted	(23.44)	(3.29)	(0.20)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2006 and 2005

	Millions of yen
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
Six months ended September 30, 2006
Balance at beginning of period	282,033	561,484	1,778,203	(95,997)	(17,950)	2,507,773
Increase (decrease) arising from equity transaction, net transfer of minority interest, and other		744	(1,851)	11		(1,096)
Comprehensive loss
Net loss			(78,086)			(78,086)
Other comprehensive loss, net of reclassification adjustments
Foreign currency translation adjustments				870		870
Minimum pension liability adjustments				128		128
Net unrealized holding gain on available-for-sale securities				(11,241)		(11,241)
Cash flow hedges				(471)		(471)

Comprehensive loss						(88,800)

Cash dividends (note 11)			(18,319)			(18,319)
Acquisition of treasury stock					(5,590)	(5,590)
Sales of treasury stock		121			581	702
Stock exchange		2,452			3,863	6,315

Balance at end of period	282,033	564,801	1,679,947	(106,700)	(19,096)	2,400,985

	Millions of yen
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
Six months ended September 30, 2005
Balance at beginning of period	282,033	565,360	1,779,198	(301,524)	(17,236)	2,307,831
Decrease arising from equity transaction, net transfer of minority interest, and other		(2,784)	(1,212)	(530)		(4,526)
Comprehensive income
Net loss			(10,946)			(10,946)
Other comprehensive income, net of reclassification adjustments
Foreign currency translation adjustments				21,771		21,771
Minimum pension liability adjustments				5,044		5,044
Net unrealized holding gain on available-for-sale securities				34,584		34,584
Cash flow hedges				664		664

Comprehensive income						51,117

Cash dividends			(18,323)			(18,323)
Acquisition of treasury stock					(466)	(466)
Sales of treasury stock		59			184	243

Balance at end of period	282,033	562,635	1,748,717	(239,991)	(17,518)	2,335,876

	Thousands of U.S. dollars (note 3)
	Common stock	Capital surplus	Legal reserve and retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total stockholders’ equity
Six months ended September 30, 2006
Balance at beginning of period	2,390,110	4,758,339	15,069,517	(813,534)	(152,118)	21,252,314
Increase (decrease) arising from equity transaction, net transfer of minority interest, and other		6,305	(15,686)	93		(9,288)
Comprehensive loss
Net loss			(661,746)			(661,746)
Other comprehensive loss, net of reclassification adjustments
Foreign currency translation adjustments				7,373		7,373
Minimum pension liability adjustments				1,085		1,085
Net unrealized holding gain on available-for-sale securities				(95,263)		(95,263)
Cash flow hedges				(3,991)		(3,991)

Comprehensive loss						(752,542)

Cash dividends (note 11)			(155,246)			(155,246)
Acquisition of treasury stock					(47,373)	(47,373)
Sales of treasury stock		1,025			4,924	5,949
Stock exchange		20,780			32,737	53,517

Balance at end of period	2,390,110	4,786,449	14,236,839	(904,237)	(161,830)	20,347,331

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (note 3)
	2006	2005	2006
Cash flows from operating activities:
Net income (loss)	(78,086)	(10,946)	(661,746)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	228,078	218,599	1,932,864
Amortization	73,765	66,412	625,127
Impairment losses for long-lived assets	1,327	3,057	11,246
Deferred income taxes	(2,205)	10,636	(18,686)
Equity in earnings of affiliated companies, net	(5,743)	(3,416)	(48,669)
Gain on sale of investments and subsidiaries’ common stock	(22,326)	(9,429)	(189,203)
Impairment of investments in securities	2,459	2,744	20,839
Loss on disposal of rental assets and other property	9,925	7,553	84,110
Income applicable to minority interests	43,372	32,118	367,559
Decrease in receivables	179,067	137,913	1,517,517
Increase in inventories	(274,363)	(152,059)	(2,325,110)
(Increase) decrease in prepaid expenses and other current assets	(42,333)	1,921	(358,754)
Increase (decrease) in payables	61,707	(57,512)	522,941
Increase (decrease) in accrued expenses and retirement and severance benefits	3,191	(44,195)	27,042
Increase (decrease) in accrued income taxes	334	(5,238)	2,830
Increase (decrease) in other liabilities	(21)	18,916	(178)
Net change in inventory-related receivables from financial services	(3,794)	5,925	(32,153)
Other	3,150	(1,894)	26,695

Net cash provided by operating activities	177,504	221,105	1,504,271

Cash flows from investing activities:
(Increase) decrease in short-term investments	7,362	(25,286)	62,390
Capital expenditures	(227,378)	(179,009)	(1,926,932)
Purchase of assets to be leased	(224,419)	(233,245)	(1,901,856)
Collection of investments in leases	159,612	199,231	1,352,644
Proceeds from disposal of rental assets and other property	22,850	37,268	193,644
Proceeds from sale of investments and subsidiaries’ common stock	42,861	36,115	363,229
Purchase of investments and subsidiaries’ common stock	(34,116)	14,273	(289,119)
Purchase of software	(50,044)	(60,234)	(424,102)
Other	(4,415)	(44,605)	(37,415)

Net cash used in investing activities	(307,687)	(255,492)	(2,607,517)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	108,033	(5,384)	915,534
Proceeds from long-term debt	233,287	206,330	1,977,009
Payments on long-term debt	(183,538)	(207,162)	(1,555,407)
Proceeds on subsidiaries’ common stock	671	1,212	5,686
Dividends paid to stockholders	(18,252)	(18,247)	(154,678)
Dividends paid to minority stockholders of subsidiaries	(10,351)	(9,084)	(87,720)
Acquisition of subsidiaries’ common stock for treasury	(2,913)	(5,183)	(24,686)
Acquisition of common stock for treasury	(5,590)	(466)	(47,373)
Proceeds from sales of treasury stock	702	243	5,949

Net cash provided by (used in) financing activities	122,049	(37,741)	1,034,314

Effect of exchange rate changes on cash and cash equivalents	1,100	9,498	9,322

Net decrease in cash and cash equivalents	(7,034)	(62,630)	(59,610)
Cash and cash equivalents at beginning of period	658,255	708,715	5,578,432

Cash and cash equivalents at end of period	651,221	646,085	5,518,822

See accompanying notes to consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company’s and its subsidiaries’ businesses are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

(2)	Basis of Presentation and Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Company and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities are the primary beneficiary. A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries, of which fiscal years differ from September 30 by 93 days or less, to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their half-year end to September 30. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies that are accounted for using the equity method primarily relate to 20% to 50% owned companies to which the Company has the ability to exercise significant influence over operational and financial policies of the investee company. Investments where the Company does not have significant influence are accounted for using the cost method.

(c)	Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have initial maturities of generally three months or less when purchased to be cash equivalents.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

(d)	Allowance for Doubtful Receivables

Allowance for doubtful receivables, including both trade receivables and investments in leases, is the Company’s and subsidiaries’ best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on, but are not limited to, historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e)	Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation.” Under this standard, the assets and liabilities of the Company’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of operations and are accumulated and included in accumulated other comprehensive loss as part of stockholders’ equity.

(f)	Investments in Securities and Affiliated Companies

Equity securities that do not have readily determinable fair values, except for equity-method investments, are accounted for under the cost method. The Company classifies investments in equity securities that have readily determinable fair values and all investments in debt securities in three categories: held-to-maturity securities, trading securities and available-for-sale securities.

Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities.

Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

A decline in fair value of any available-for-sale, held-to-maturity security or cost-method investments below the cost basis or the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the cost basis or the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings. On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates an available-for-sale security, a held-to-maturity security and a cost-method investment for possible impairment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate. For certain cost-method investments that it is not practicable to estimate the fair value, if an event or change in circumstances has occurred that may have significant adverse effect on the fair value of the investment, the Company estimates the fair value of the investments. Factors considered in determining whether an impairment of available-for-sale security or cost-method investment is other-than-temporary include: the length of time and extent to which the fair value of the investment has been less than cost, the financial condition and near-term prospect of the issuer, and the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Factors considered in assessing whether an impairment of held-to-maturity security is other-than-temporary include the financial condition, business prospects and credit worthiness of the issuer.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Company evaluates the carrying amount of its ownership interests in equity-method investees for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by the average cost method.

(g)	Securitizations

The Company and certain subsidiaries have a number of securitization programs. Under those programs, certain financial assets such as lease receivables, trade receivables and others are sold to Special Purpose Entities (SPEs) which are mainly funded through the issuance of asset-backed securities to investors. When a transfer of financial assets is eligible to be accounted for as a sale under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated.

Fair values are based on the present value of estimated future cash flows which take into consideration various factors such as expected credit loss and others.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method for job order inventories and generally by the average cost method for raw materials and other inventories.

(i)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method, mainly over the following estimated useful lives:

Buildings
Buildings and building equipment	3 to 50 years
Structures	7 to 60 years
Machinery and equipment
Machinery	4 to 13 years
Vehicles	4 to 7 years
Tools, furniture and fixtures	2 to 20 years

(j)	Goodwill and Other Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment at least annually. The Company performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Fair value is estimated using the expected present value of future cash flows. Intangible assets with finite useful lives are amortized over their respective estimated useful lives on either a straight-line basis or the method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The estimated useful lives are mainly follows:

Software	1 to 8 years
Software for internal use	2 to 10 years
Patents	4 to 8 years
Other	5 to 20 years

(k)	Capitalized Software Costs

Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over their estimated useful lives in accordance with Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” In addition, the Company and its subsidiaries develop certain computer software to be sold where related costs are capitalized after establishment of technological feasibility in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.” The annual amortization of such capitalized costs is the greater of the amount computed using the ratio of each software’s expected future revenue to current year’s revenue or the straight-line method over the remaining estimated economic life of each software.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

(l)	Impairment of Long-lived Assets

The Company reviews the carrying value of long-lived assets or related group of assets to be held and used, including intangible assets with finite useful lives, for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition is less than their carrying values. The impairment losses are measured as the amount by which the carrying value of the asset exceeds the fair value. In determining the fair value, the Company uses available quoted market prices and present value techniques, if appropriate, based on the estimated future cash flow expected to result from the use of the assets and their eventual disposition.

(m)	Retirement and Severance Benefits

The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” Unrecognized gains and losses are amortized using the straight-line method over the average remaining service period of active employees.

(n)	Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.

The Company designates and accounts for hedging derivatives as follows:

•	“Fair value” hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.

•	“Cash flow” hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item, at which point changes in fair value of the derivative is recognized in income.

•	“Foreign currency” hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

The Company follows the documentation requirements as prescribed by the standard, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge’s inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

(o)	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured.

The Company offers multiple solutions to its customers’ needs. Those solutions may involve the delivery or performance of multiple elements, such as products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. When one element is delivered prior to the other in an arrangement, revenue is deferred until the delivery of the last element, unless transactions are such that the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item, and delivery or performance of the undelivered item is considered probable and substantially in the control of the Company if the arrangement includes a general right of return relative to the delivered item. If all conditions described above are met, each element in an arrangement is considered a separate unit of accounting, and the arrangement consideration is allocated to the separate units of accounting based on the relative fair values provided that there is objective and reliable evidence of the fair values of all units of accounting in the arrangement. The Company allocates revenue on software arrangements involving multiple elements to each element based on its relative fair value, as evidenced by vendor specific objective evidence (VSOE), or in the absence of VSOE, the residual method. VSOE is the price charged by the Company to an external customer for the same element when such an element is sold separately.

Product Sales:

Revenue from sales of these products is recognized when title and risk of loss have been transferred to the customer depending upon the terms of the contract or arrangement with the customer. The Company’s policy is not to accept product returns unless the products are defective. The conditions of delivery are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue. Product warranties are offered on the Company’s and certain subsidiaries’ products (in certain cases separately priced) and a warranty accrual is established when sales are recognized and is based on estimated future costs of repair and replacement principally using our historical experience of warranty claims.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

Price protection is provided to retailers of the Company’s consumer products business and others to compensate the customer retailers for a decline in the product’s value due mainly to competition. Price protection granted to the customers is classified as a reduction of revenue on the consolidated statements of operations. In addition, it is our policy to accrue reasonably and reliably estimated price adjustment at the later of the date at which the related sales are recognized, or the date at which price protection is offered. The estimate is made based primarily upon historical experience or agreement on the adjustment rate and the number of units that are subject to such adjustment (e.g., units in distribution channels).

Product revenues which are recognized upon delivery to the customer are information technology system products, construction equipment, displays, disk drives, televisions, air conditioners, batteries, magnetic tapes, high functional materials, cable products, automotive equipment, semiconductor manufacturing equipment, test and measurement equipment, railway vehicles, medical electronic devices, industrial machinery and equipment, elevators and escalators.

Revenue from sales of tangible products under long-term construction type arrangements, in connection with the construction of nuclear, thermal and hydroelectric power plants, are recognized under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognized as a percentage of estimated total revenue that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information. Any anticipated losses on fixed price contracts are charged to operations when such losses can be estimated. Provisions are made for contingencies (i.e. performance penalty, benchmarking, etc.) in the period in which they become known pursuant to specific contract terms and conditions and are estimable.

The Company recognizes software revenue in accordance with the provisions of SOP 97-2, “Software Revenue Recognition,” as amended. Revenue from software consists of software licensing, customized software development and post contract customer support. Revenues from software license arrangements are recognized upon delivery of the software if evidence of the arrangement exists, pricing is fixed and determinable and collectibility is probable. Customized software revenue is recognized upon delivery to the customer proved by customer acceptance and others. Revenue from post contract customer support is amortized over the period of the post contract customer support. Consulting and training services are recognized when the services are rendered.

Service Revenues:

Service revenues from maintenance and distribution services are recognized upon completion of service delivery. Revenue from time service contracts is recognized as services are rendered. Revenue from long-term fixed price service contracts such as support or maintenance contracts is recognized ratably over the contractual period. Finance lease income is recognized at level rates of return over the term of the leases. Operating lease income is recognized on a straight-line basis over the term of the lease.

(p)	Advertising

Advertising costs are expensed as incurred.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

(q)	Research and Development Costs

Research and development costs are expensed as incurred. Costs incurred in connection with the development of software products for sale are accounted for in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.” Development costs incurred in the research and development of new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established.

(r)	Income Taxes

Deferred income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(s)	Sales of Stock by Subsidiaries

The change in the Company’s proportionate share of a subsidiary’s equity resulting from issuance of stock by the subsidiary is recognized as other income in the accompanying consolidated statements of operations.

(t)	Net Income Per Share

Net income per share is computed in accordance with SFAS No. 128, “Earnings per Share.” This standard requires a dual presentation of basic and diluted net income per share amounts on the face of the statements of operations. Under this standard, basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

(u)	Stock-based Compensation

The Company and certain subsidiaries have stock-based compensation plans. Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” This statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In adopting this statement, the Company applied the modified-prospective-transition method, accordingly, results for prior periods have not been restated. As a result, this statement has no material effect on the consolidated results of operations of the Company and subsidiaries, and their cash flows for the six months ended September 30, 2006.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

Prior to April 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principle Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. For the six months ended September 30, 2005, the Company recognized no material stock-based compensation expense. SFAS No. 123 prescribes the recognition of compensation expense based on the fair value of options on the grant date and allows continuous application of APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elected to continue applying APB No. 25, however, the pro forma effects of applying SFAS No. 123 on net loss and the per share information for the six months ended September 30, 2005 are as follows:

Millions of yen
September 30, 2005
Net income (loss) – as reported	(10,946)
Stock-based compensation expense included in reported net income (loss)	256
Stock-based compensation expense determined under SFAS No. 123	(219)

Net income (loss) – pro forma	(10,909)

Yen
Net income (loss) per share:
Basic – as reported	(3.29)
Basic – pro forma	(3.27)

Diluted – as reported	(3.29)
Diluted – pro forma	(3.28)

(v)	Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. However, certain foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

(w)	Guarantees

The Company recognizes, at the inception of the guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002, in accordance with the FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.”

(x)	New Accounting Standards

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3.” This statement provides the guidance for the accounting for and reporting of a change in accounting principle and the correction of an error, and requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections made in fiscal years beginning after December 15, 2005. SFAS No. 154 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instrument, an amendment of SFAS No. 133 and No. 140.” The amendments made by SFAS No. 155 resolve issues addressed in SFAS No. 133 Implementation Issue No. D1, and require to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. SFAS No. 155 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140.” This statement provides the guidance for the measurement methods for servicing assets and servicing liabilities. SFAS No. 156 shall be effective as of the beginning of the first fiscal year that begins after September 15, 2006. SFAS No. 156 is not expected to have a material effect on the consolidated financial position or results of operations of the Company and subsidiaries.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect of adopting this interpretation on the consolidated financial position or result of operations.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position or result of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an entity to recognize in its statement of financial position a liability for defined benefit pension plans that are underfunded, or an asset for defined benefit pension plans that are overfunded in the amount of the difference between the fair value of plan assets and the projected benefit obligation. This requirement is effective as of the end of the fiscal year ending after December 15, 2006. The Company is currently evaluating the effect of adopting this statement on the consolidated financial position or result of operations.

(y)	Reclassifications

Certain reclassifications have been made to prior period balances in order to conform to the current period presentations.

(3)	Basis of Financial Statement Translation

The accompanying consolidated financial statements are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥118=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 29, 2006. This translation should not be construed as a representation that all amounts shown could be converted into U.S. dollars.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

(4)	Investments in Securities and Affiliated Companies

Short-term investments as of September 30, 2006 and March 31, 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2006	March 31, 2006	September 30, 2006
Investments in securities:
Available-for-sale securities	72,564	75,975	614,949
Held-to-maturity securities	47	57	398
Trading securities	86,006	86,724	728,865

	158,617	162,756	1,344,212

Investments and advances, including affiliated companies as of September 30, 2006 and March 31, 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2006	March 31, 2006	September 30, 2006
Investments in securities:
Available-for-sale securities	423,876	447,298	3,592,169
Held-to-maturity securities	1,317	1,316	11,161
Securities without readily determinable fair values	79,740	79,321	675,763
Investments in affiliated companies	384,490	368,989	3,258,390
Advances and other	114,137	132,749	967,263

	1,003,560	1,029,673	8,504,746

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of September 30, 2006 and March 31, 2006.

	Millions of yen
	September 30, 2006
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	22,635	15	5	22,645
Other securities	49,932	36	49	49,919

	72,567	51	54	72,564
Investments and advances:
Equity securities	141,466	190,632	5,849	326,249
Debt securities	69,201	1,723	883	70,041
Other securities	27,285	574	273	27,586

	237,952	192,929	7,005	423,876

	310,519	192,980	7,059	496,440

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

	Thousands of U.S. dollars
	September 30, 2006
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	191,822	127	42	191,907
Other securities	423,153	305	416	423,042

	614,975	432	458	614,949
Investments and advances:
Equity securities	1,198,864	1,615,525	49,567	2,764,822
Debt securities	586,449	14,602	7,483	593,568
Other securities	231,229	4,864	2,314	233,779

	2,016,542	1,634,991	59,364	3,592,169

	2,631,517	1,635,423	59,822	4,207,118

	Millions of yen
	March 31, 2006
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Debt securities	26,956	10	16	26,950
Other securities	49,045	29	49	49,025

	76,001	39	65	75,975
Investments and advances:
Equity securities	138,449	208,048	2,168	344,329
Debt securities	76,838	1,323	2,718	75,443
Other securities	26,972	768	214	27,526

	242,259	210,139	5,100	447,298

	318,260	210,178	5,165	523,273

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of September 30, 2006 and March 31, 2006.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

	Millions of yen
	September 30, 2006
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross Losses
Short-term investments:
Debt securities	4,029	5	—	—
Other securities	88	6	900	43

	4,117	11	900	43
Investments and advances:
Equity securities	14,397	871	10,423	4,978
Debt securities	11,683	139	18,288	744
Other securities	8,529	261	394	12

	34,609	1,271	29,105	5,734

	38,726	1,282	30,005	5,777

	Thousands of U.S. dollars
	September 30, 2006
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross Losses
Short-term investments:
Debt securities	34,144	42	—	—
Other securities	746	51	7,627	365

	34,890	93	7,627	365
Investments and advances:
Equity securities	122,008	7,381	88,331	42,186
Debt securities	99,008	1,178	154,983	6,305
Other securities	72,280	2,212	3,339	102

	293,296	10,771	246,653	48,593

	328,186	10,864	254,280	48,958

	Millions of yen
	March 31, 2006
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross Losses
Short-term investments:
Debt securities	8,279	7	991	9
Other securities	1,152	49	—	—

	9,431	56	991	9
Investments and advances:
Equity securities	1,105	111	14,035	2,057
Debt securities	28,152	1,410	13,110	1,308
Other securities	5,007	86	4,717	128

	34,264	1,607	31,862	3,493

	43,695	1,663	32,853	3,502

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

Debt securities consist primarily of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist primarily of investment trusts.

The proceeds from sale of available-for-sale securities for the six months ended September 30, 2006 and 2005 were ¥45,138 million ($382,525 thousand) and ¥22,809 million, respectively. The gross realized gains on the sale of those securities for the six months ended September 30, 2006 and 2005 were ¥21,970 million ($186,186 thousand) and ¥2,588 million, respectively, while gross realized losses on the sale of those securities for the six months ended September 30, 2006 and 2005 were ¥64 million ($542 thousand) and ¥151 million, respectively.

Trading securities consist mainly of investments in trust accounts. Net unrealized holding gains on trading securities for the six months ended September 30, 2006 and 2005 were ¥6,838 million ($57,949 thousand) and ¥4,488 million, respectively, and were classified as other income in the consolidated statements of operations.

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheets as of September 30, 2006 are as follows:

	Millions of yen
	September 30, 2006
	Held-to- Maturity	Available-for- sale	Total
Due within five years	1,091	49,128	50,219
Due after five years through ten years	226	14,076	14,302
Due after ten years	—	34,423	34,423

	1,317	97,627	98,944

	Thousands of U.S. dollars
	September 30, 2006
	Held-to- Maturity	Available-for- sale	Total
Due within five years	9,246	416,339	425,585
Due after five years through ten years	1,915	119,288	121,203
Due after ten years	—	291,720	291,720

	11,161	827,347	838,508

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of September 30, 2006 and March 31, 2006 were ¥76,085 million ($644,788 thousand) and ¥75,764 million, respectively, mainly because the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

The aggregate fair values of investments in affiliated companies, for which a quoted market price was available, as of September 30, 2006 and March 31, 2006 were ¥151,425 million ($1,283,263 thousand) and ¥184,504 million, respectively. The aggregate carrying amounts of such investments as of September 30, 2006 and March 31, 2006 were ¥87,575 million ($742,161 thousand) and ¥91,191 million, respectively.

As of September 30, 2006 and March 31, 2006, cumulative recognition of other-than-temporary declines in values of investments in certain affiliated companies resulted in the difference of ¥13,576 million ($115,051 thousand) between the carrying amount of the investment and the amount of underlying equity in net assets. In addition, as of September 30, 2006 and March 31, 2006, equity-method goodwill included in investments in certain affiliated companies were ¥6,297 million ($53,364 thousand) and ¥11,848 million, respectively.

(5)	Inventories

Inventories as of September 30, 2006 and March 31, 2006 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2006	March 31, 2006	September 30, 2006
Finished goods	501,376	420,943	4,248,949
Work in process	794,241	654,943	6,730,856
Raw materials	220,932	186,422	1,872,305

	1,516,549	1,262,308	12,852,110

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

(6)	Leases

The Company and certain subsidiaries are lessors of certain assets such as manufacturing machinery and equipment under operating lease arrangements with terms ranging from 3 to 6 years and affiliated companies are included in lessees of the transactions.

The amount of leased assets at cost under operating leases and accumulated depreciation as of September 30, 2006 amounted to ¥1,787,584 million ($15,149,017 thousand) and ¥1,386,199 million ($11,747,449 thousand), respectively. The leased assets are depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of non-cancelable operating leases as of September 30, 2006:

Years ending September 30	Millions of yen	Thousands of U.S. dollars
2007	74,187	628,703
2008	57,605	488,178
2009	37,498	317,780
2010	20,518	173,881
2011	8,538	72,356
Thereafter	10,834	91,814

Total minimum payments to be received	209,180	1,772,712

The Company and certain subsidiaries lease certain manufacturing machinery and equipment under operating lease arrangements.

In March 2006, a certain subsidiary sold its land for proceeds of ¥10,560 million, and entered into a lease back agreement for a portion of the land. The lease back is classified as an operating lease with a term of 25 years. The gain of the leased back portion in the amount of ¥2,736 million has been deferred and is being recognized over the lease term.

The following table shows the future minimum lease payments of non-cancelable operating leases as of September 30, 2006:

Years ending September 30	Millions of yen	Thousands of U.S. dollars
2007	11,851	100,432
2008	9,113	77,229
2009	6,714	56,898
2010	3,187	27,009
2011	2,352	19,932
Thereafter	10,007	84,805

Total minimum lease payments	43,224	366,305

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

(7)	Securitizations

For the six months ended September 30, 2006 and 2005, Hitachi Capital Corporation and certain other financing subsidiaries sold primarily lease receivables to Special Purpose Entities (SPE) and the SPEs issued asset-backed commercial papers to investors. The investors and the SPEs have no recourse to the subsidiaries’ other assets for failure of debtors to pay when due. The subsidiaries retained servicing responsibilities and subordinated interests, but have not recorded a servicing asset or liability because the cost to service the receivables approximates the servicing income. The retained interests are subordinate to investor’s interests. For the six months ended September 30, 2006 and 2005, gains recognized on the sale of lease receivables amounted to ¥8,741 million ($74,076 thousand) and ¥9,508 million, respectively.

The table below summarizes certain cash flows received from and paid to the SPEs during the six months ended September 30, 2006 and 2005:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2006	September 30, 2005	September 30, 2006
Proceeds from transfer of lease receivables	166,338	195,894	1,409,644
Servicing fees received	28	8	237
Purchases of delinquent or ineligible assets	(16,734)	(12,596)	(141,814)

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the six months ended September 30, 2006 is as follows:

	Millions of yen
	September 30, 2006
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
Total assets managed or transferred:
Lease receivables	1,184,887	781	820
Assets transferred	(701,437)

Assets held in portfolio	483,450

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

	Thousands of U.S. dollars
	September 30, 2006
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
Total assets managed or transferred:
Lease receivables	10,041,415	6,619	6,949
Assets transferred	(5,944,381)

Assets held in portfolio	4,097,034

For the six months ended September 30, 2006 and 2005, the Company and certain subsidiaries sold trade receivables mainly to SPEs which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivables approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which were not material.

During the six months ended September 30, 2006 and 2005, proceeds from transfer of trade receivables were ¥762,891 million ($6,465,178 thousand) and ¥621,981 million, respectively, and losses recognized on those transfers were ¥2,316 million ($19,627 thousand) and ¥1,104 million, respectively.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

(8)	Goodwill and Other Intangible Assets

Intangible assets other than goodwill acquired during the six months ended September 30, 2006 and 2005 amounted to ¥76,379 million ($647,280 thousand) and ¥91,887 million, respectively, and related amortization expense during the six months ended September 30, 2006 and 2005 amounted to ¥73,765 million ($625,127 thousand) and ¥66,412 million, respectively.

The main component of intangible assets subject to amortization was capitalized software. Amortization of capitalized costs for software to be sold, leased or otherwise marketed is charged to cost of sales. The amounts charged during the six months ended September 30, 2006 and 2005 were ¥29,328 million ($248,542 thousand) and ¥25,808 million, respectively.

Intangible assets other than goodwill as of September 30, 2006 and March 31, 2006 are as follows:

	Millions of yen
	September 30, 2006			March 31, 2006
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets
Software	447,209	343,111	104,098	431,208	318,794	112,414
Software for internal use	451,089	263,682	187,407	432,952	242,182	190,770
Patents	126,208	46,982	79,226	127,130	40,103	87,027
Other	104,064	70,891	33,173	104,523	71,502	33,021

	1,128,570	724,666	403,904	1,095,813	672,581	423,232

Indefinite-lived intangible assets	9,625	—	9,625	7,753	—	7,753

	Thousands of U.S. dollars
	September 30, 2006
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets
Software	3,789,907	2,907,721	882,186
Software for internal use	3,822,788	2,234,593	1,588,195
Patents	1,069,560	398,153	671,407
Other	881,898	600,771	281,127

	9,564,153	6,141,238	3,422,915

Indefinite-lived intangible assets	81,568	—	81,568

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

The changes in the carrying amount of goodwill for the six months ended September 30, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2006	September 30, 2005	September 30, 2006
Balance at beginning of the period	64,210	45,898	544,153
Acquired during the period	1,469	12,320	12,449
Impairment loss	(440)	(579)	(3,729)
Translation adjustment and other	58	2,190	491

Balance at end of the period, included in other assets	65,297	59,829	553,364

(9)	Common Stock

Issued shares of common stock as of September 30, 2006 and March 31, 2006 are as follows:

Issued shares
Balance as of March 31, 2006 and September 30, 2006	3,368,126,056

(10)	Treasury Stock

The changes in shares of treasury stock for the six months ended September 30, 2006 are summarized as follows:

Shares
Balance as of March 31, 2006	37,281,295
Acquisition for treasury	6,992,116
Sales of treasury stock	(966,637)
Stock exchange	(8,023,820)

Balance as of September 30, 2006	35,282,954

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

(11)	Dividends

Decision	Class of shares	Cash dividends (Millions of yen)	Appropriation from	Cash dividends per share (Yen)	Vesting date	Effective date
The Board of Directors on May 19, 2006	Common stock	18,319	Retained earnings	5.5	March 31, 2006	May 22, 2006

The Board of Directors on September 15, 2006	Common stock	9,998	Retained earnings	3.0	September 30, 2006	December 1, 2006

Decision	Class of shares	Cash dividends (Thousands of U.S. dollars)	Appropriation from	Cash dividends per share (U.S. dollars)	Vesting date	Effective date
The Board of Directors on May 19, 2006	Common stock	155,246	Retained earnings	0.05	March 31, 2006	May 22, 2006

The Board of Directors on September 15, 2006	Common stock	84,729	Retained earnings	0.03	September 30, 2006	December 1, 2006

(12)	Pledged Assets

As of September 30, 2006, the Company and certain subsidiaries pledge a portion of their assets as collateral for bank loans, trade payables and other liabilities as follows:

	Millions of yen	Thousands of U.S. dollars
	September 30, 2006	September 30, 2006
Cash and cash equivalents	80	678
Other current assets	41	347
Investments and advances	217	1,839
Land	6,432	54,509
Buildings	6,908	58,542
Machinery and equipment	7,712	65,356

	21,390	181,271

(13)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates in the amount of approximately ¥33,009 million ($279,737 thousand) as of September 30, 2006.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of September 30, 2006, the undiscounted maximum potential future payments under such guarantees amounted to ¥491,248 million ($4,163,119 thousand). The Company has accrued ¥6,465 million ($54,788 thousand) as an obligation to stand ready to perform over the term of the guarantees in the event the customer can not make its scheduled payments.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

The subsidiaries provide certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore the subsidiaries provide credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments mainly to its affiliates.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of September 30, 2006 is as follows:

	Millions of yen	Thousands of U.S.dollars
Total commitment available	675,850	5,727,542
Less amount utilized	26,503	224,601

Balance available	649,347	5,502,941

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a source of working capital. The unused line of credit as of September 30, 2006 amounted to ¥221,219 million ($1,874,737 thousand).

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the six months ended September 30, 2006 and 2005 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2006	September 30, 2005	September 30, 2006
Balance at beginning of the period	81,450	74,046	690,254
Expense recognized upon issuance of warranties	25,586	30,615	216,831
Usage	(24,881)	(26,301)	(210,856)
Other, including effect of foreign currency translation	(528)	1,952	(4,475)

Balance at end of the period	81,627	80,312	691,754

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

As of September 30, 2006 and March 31, 2006, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

	Millions of yen		Thousands of U.S. dollars
	September 30, 2006	March 31, 2006	September 30, 2006
Notes discounted	3,196	4,478	27,085
Notes endorsed	5,121	6,433	43,398

	8,317	10,911	70,483

The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of the management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

(14)	Impairment Losses for Long-Lived Assets

For the six months ended September 30, 2006, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan. These losses were mainly the result of change in the extent or manner the assets were used and were determined based primarily on discounted future cash flows.

For the six months ended September 30, 2005, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan, which primarily consisted of ¥1,267 million in the Electronic Devices division. These losses were mainly the result of change in the extent or manner the assets were used and were determined based primarily on discounted future cash flows.

(15)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the six months ended September 30, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2006	September 30, 2005	September 30, 2006
Special termination benefits	1,787	859	15,144
Loss on fixed assets	—	708	—

	1,787	1,567	15,144

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits accepted by the employees. An analysis of the accrued special termination benefits for the six months ended September 30, 2006 and 2005 is as follows:

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

	Millions of yen		Thousands of U.S. dollars
	September 30, 2006	September 30, 2005	September 30, 2006
Balance at beginning of the period	1,106	14,389	9,373
New charges	1,787	859	15,144
(employees to be terminated)	197	253	—
Cash payments	(1,781)	(12,492)	(15,093)
(employees actually terminated)	411	1,351	—
Foreign currency exchange rate changes	—	74	—

Balance at end of the period	1,112	2,830	9,424

The restructuring charges for the six months ended September 30, 2006 and 2005 mainly consist of special termination benefits for the early terminated employees of subsidiaries of High Functional Materials & Components division.

(16)	Other Income and Other Deductions

The following items are included in other income or other deductions for the six months ended September 30, 2006 and 2005.

	Millions of yen		Thousands of U.S. dollars
	September 30, 2006	September 30, 2005	September 30, 2006
Net gain on securities	19,016	10,345	161,153
Equity in earnings of affiliated companies	5,743	3,416	48,669
Net loss on sale and disposal of rental assets and other property	(8,203)	(4,144)	(69,517)
Exchange gain (loss)	(2,099)	3,920	(17,788)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

(17)	Net Income (Loss) Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations for the six months ended September 30, 2006 and 2005 are as follows:

	Number of shares
	September 30, 2006	September 30, 2005
Weighted average number of shares on which basic net income (loss) per share is calculated	3,333,692,599	3,331,338,348
Effect of dilutive securities:
Series A zero coupon convertible bonds	—	—
Series B zero coupon convertible bonds	—	—
Stock options	183,049	95,145

Number of shares on which diluted net income (loss) per share is calculated	3,333,875,648	3,331,433,493

	Millions of yen		Thousands of U.S. dollars
	September 30, 2006	September 30, 2005	September 30, 2006
Net income (loss) applicable to common stockholders	(78,086)	(10,946)	(661,746)
Effect of dilutive securities:
Series A zero coupon convertible bonds	—	—	—
Series B zero coupon convertible bonds	—	—	—
Other	(56)	(30)	(474)

Net income (loss) on which diluted net income (loss) per share is calculated	(78,142)	(10,976)	(662,220)

	Yen		U.S. dollars
Net income (loss) per share:
Basic	(23.42)	(3.29)	(0.20)
Diluted	(23.44)	(3.29)	(0.20)

The net loss per share computations for the six months ended September 30, 2006 and 2005 excludes all the convertible bonds because their effect would have been antidilutive.

In addition, the net income (loss) per share computation excludes some stock options because their effect would have been antidilutive.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

(18)	Derivative Instruments and Hedging Activities

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximately 40% of their sales from overseas. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company’s financing subsidiaries in the U.K., the U.S. and Singapore issue variable rate medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company’s principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with the Company’s policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

Interest rate risk management

The Company’s and certain subsidiaries’ exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

The Company and certain financing subsidiaries mainly finance a portion of their operations by long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, the Company and certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to the variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, the Company and certain financing subsidiaries receive fixed interest rate payments associated with medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Exchange loss for the six months ended September 30, 2006 includes a net loss of ¥1,224 million ($10,373 thousand) which represents the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the six months ended September 30, 2006 and 2005.

Interest charges for the six months ended September 30, 2006 and 2005 include net gains of ¥307 million ($2,602 thousand) and ¥570 million, respectively, which represent the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the six months ended September 30, 2006 and 2005.

Cash flow hedge

Foreign currency exposure

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

Exchange loss for the six months ended September 30, 2006 includes a net loss of ¥426 million ($3,610 thousand) which represents the component excluded from the assessment of hedge effectiveness. The sum of the amount of hedge ineffectiveness is not material for the six months ended September 30, 2006 and 2005.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

As of September 30, 2006, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 41 months.

Interest rate exposure

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

The sum of the amount of hedge ineffectiveness included in interest charges is not material for the six months ended September 30, 2006 and 2005.

The contract or notional amounts of derivative financial instruments held as of September 30, 2006 and March 31, 2006 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2006	March 31, 2006	September 30, 2006
Forward exchange contracts:
To sell foreign currencies	293,935	310,941	2,490,975
To buy foreign currencies	100,006	65,091	847,508
Cross currency swap agreements:
To sell foreign currencies	85,113	101,456	721,297
To buy foreign currencies	183,034	147,237	1,551,136
Interest rate swaps	480,774	446,823	4,074,356
Option contracts	18,136	13,852	153,695

(19)	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investments in securities

The fair value of investments in securities is estimated based on quoted market prices for these or similar securities.

Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the Company’s and subsidiaries’ incremental borrowing rates for similar borrowing arrangements.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

Derivative financial instruments

The fair values of forward exchange contracts, cross currency swap agreements, interest rate swaps and option contracts are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

The carrying amounts and estimated fair values of the financial instruments as of September 30, 2006 and March 31, 2006 are as follows:

	Millions of yen
	September 30, 2006		March 31, 2006
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investment in securities:
Short-term investments	158,617	158,617	162,756	162,756
Investments and advances	425,193	425,222	448,614	448,631
Derivatives (Assets):
Forward exchange contracts	952	952	1,429	1,429
Cross currency swap agreements	472	472	354	354
Interest rate swaps	1,043	1,043	1,960	1,960
Option contracts	7	7	11	11
Long-term debt	(1,724,304)	(1,698,223)	(1,666,517)	(1,639,779)
Derivatives (Liabilities):
Forward exchange contracts	(6,848)	(6,848)	(3,423)	(3,423)
Cross currency swap agreements	(12,369)	(12,369)	(8,764)	(8,764)
Interest rate swaps	(1,416)	(1,416)	(3,067)	(3,067)
Option contracts	(833)	(833)	(824)	(824)

	Thousands of U.S. dollars
	September 30, 2006
	Carrying amounts	Estimated fair values
Investment in securities:
Short-term investments	1,344,212	1,344,212
Investments and advances	3,603,330	3,603,576
Derivatives (Assets):
Forward exchange contracts	8,068	8,068
Cross currency swap agreements	4,000	4,000
Interest rate swaps	8,839	8,839
Option contracts	59	59
Long-term debt	(14,612,746)	(14,391,720)
Derivatives (Liabilities):
Forward exchange contracts	(58,034)	(58,034)
Cross currency swap agreements	(104,822)	(104,822)
Interest rate swaps	(12,000)	(12,000)
Option contracts	(7,059)	(7,059)

It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at September 30, 2006 and March 31, 2006 totaled ¥79,740 million ($675,763 thousand) and ¥79,321 million, respectively.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Six months ended September 30, 2006

(20)	Subsequent Events

On October 31, 2006, the Board of Directors of the Company decided to sign a letter of intent to create a global alliance with General Electric Company (GE) for the purpose of strengthening their nuclear businesses. On November 10, 2006, the Company and GE signed the letter of intent to establish new companies in Japan and the U.S., which run the nuclear business including construction and maintenance of nuclear power plants and related services. The new Japanese company will be owned approximately 80% by the Company and approximately 20% by GE. The new U.S. company will be owned 40% by the Company and 60% by GE.

On October 11, 2006, the Company signed a basic agreement with Clarion Co., Ltd. (Clarion) and decided to purchase additional shares of Clarion through a tender offer for the purpose of strengthening its car information systems business. Subject to Clarion becoming a subsidiary of the Company following the closing of this tender offer, Xanavi Informatics Corporation (Xanavi), a wholly owned subsidiary of the Company, was scheduled to be made a wholly owned subsidiary of Clarion. The Company purchased the total of 139,108,174 shares tendered for ¥31,994 million ($271,136 thousand) in the tender offer period that was from October 25, 2006 through November 30, 2006. The purchase price was ¥230 ($1.95) per share, which was determined by comprehensively taking into consideration the market price of Clarion common stock, Clarion’s financial condition, future earnings prospects and evaluation of the estimated value of Clarion stock conducted by a third party and included a premium of approximately 33 % over average share price of Clarion common stock traded on the First Section of the Tokyo Stock Exchange for three month period immediately preceding October 10, 2006. Accordingly, the Company’s shareholding among the whole shareholders changed from 14.4% to 63.7% and Clarion became a subsidiary of the Company. With Clarion becoming a subsidiary of the Company, the Company signed a share transfer agreement with Clarion in order to transfer the all shares of Xanavi to Clarion on December 12, 2006.

On December 19, 2006, the Board of Directors decided to acquire its own shares up to 30,000,000 shares of its common stock for an aggregate acquisition amount not exceeding ¥20,000 million ($169,492 thousand) by March 31, 2007 in order to implement a flexible capital strategy, including business restructuring.

SEGMENT INFORMATION

Industry Segment

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2006 and 2005

	Millions of yen				Millions of U.S. dollars	(A)/(B)
	2006 (A)		2005 (B)		2006	× 100
Revenues:
Information & Telecommunication Systems	1,147,815		1,057,198		9,727	109%
	(20%	)	(21%	)

Electronic Devices	645,921		583,156		5,474	111
	(11%	)	(11%	)

Power & Industrial Systems	1,280,816		1,278,905		10,854	100
	(23%	)	(25%	)

Digital Media & Consumer Products	758,759		611,837		6,430	124
	(14%	)	(12%	)

High Functional Materials & Components	870,283		760,441		7,375	114
	(16%	)	(15%	)

Logistics, Services & Others	610,984		570,548		5,178	107
	(11%	)	(11%	)

Financial Services	263,658		260,896		2,235	101
	(5%	)	(5%	)

Subtotal	5,578,236		5,122,981		47,273	109
	(100%	)	(100%	)

Eliminations and Corporate Items	(807,332)		(709,662)		(6,842)	—

Total	4,770,904		4,413,319		40,431	108%

Operating Income (Loss):
Information & Telecommunication Systems	13,873		23,248		118	60%
	(30%	)	(21%	)

Electronic Devices	24,088		9,230		204	261
	(53%	)	(8%	)

Power & Industrial Systems	(45,334)		23,216		(384)	—
	(-99%	)	(21%	)

Digital Media & Consumer Products	(34,468)		(16,231)		(292)	—
	(-75%	)	(-15%	)

High Functional Materials & Components	63,886		48,053		541	133
	(140%	)	(44%	)

Logistics, Services & Others	7,986		6,898		68	116
	(17%	)	(6%	)

Financial Services	15,758		16,019		133	98
	(34%	)	(15%	)

Subtotal	45,789		110,433		388	41
	(100%	)	(100%	)

Eliminations and Corporate Items	(25,932)		(32,679)		(220)	—

Total	19,857		77,754		168	26%

Notes:	1.	Revenues by industry segment include intersegment transactions.

	2.	SEGMENT INFORMATION is disclosed in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan.

	3.	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income (loss). See the consolidated statements of operations and notes 14, 15 and 16 to the consolidated financial statements.

	4.	The figures in this information are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥118=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 29, 2006.

Geographic Segment

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2006 and 2005

	Millions of yen				Millions of U.S. dollars	(A)/(B)
	2006 (A)		2005 (B)		2006	× 100
Revenues:
Japan
Outside customer sales	3,259,141		3,164,988		27,620	103%
	(57%	)	(62%	)
Intersegment transactions	616,076		459,321		5,221	134
	(11%	)	(9%	)
Total	3,875,217		3,624,309		32,841	107
	(68%	)	(71%	)

Asia
Outside customer sales	683,171		524,756		5,790	130
	(12%	)	(10%	)
Intersegment transactions	263,741		203,001		2,235	130
	(5%	)	(4%	)
Total	946,912		727,757		8,025	130
	(17%	)	(14%	)

North America
Outside customer sales	475,854		426,875		4,032	111
	(8%	)	(8%	)
Intersegment transactions	36,803		23,678		312	155
	(1%	)	(1%	)
Total	512,657		450,553		4,344	114
	(9%	)	(9%	)

Europe
Outside customer sales	282,533		239,728		2,394	118
	(5%	)	(5%	)
Intersegment transactions	15,159		13,175		129	115
	(0%	)	(0%	)
Total	297,692		252,903		2,523	118
	(5%	)	(5%	)

Other Areas
Outside customer sales	70,205		56,972		595	123
	(1%	)	(1%	)
Intersegment transactions	8,165		1,908		69	428
	(0%	)	(0%	)
Total	78,370		58,880		664	133
	(1%	)	(1%	)

Subtotal	5,710,848		5,114,402		48,397	112
	(100%	)	(100%	)

Eliminations and Corporate Items	(939,944)		(701,083)		(7,966)	—

Total	4,770,904		4,413,319		40,431	108%

	Millions of yen				Millions of U.S. dollars	(A)/(B)
	2006 (A)		2005 (B)		2006	× 100
Operating Income (Loss):
Japan	16,713		112,449		141	15%
	(37%	)	(95%	)

Asia	561		(8,082)		5	—
	(1%	)	(-7%	)

North America	15,900		7,681		135	207
	(36%	)	(6%	)

Europe	8,228		4,159		70	198
	(18%	)	(4%	)

Other Areas	3,563		2,067		30	172
	(8%	)	(2%	)

Subtotal	44,965		118,274		381	38
	(100%	)	(100%	)

Eliminations and Corporate Items	(25,108)		(40,520)		(213)	—

Total	19,857		77,754		168	26%

Revenues by Market

Hitachi, Ltd. and Subsidiaries

Six months ended September 30, 2006 and 2005

	Millions of yen				Millions of U.S. dollars	(A)/(B)
	2006 (A)		2005 (B)		2006	× 100
Domestic revenues	2,820,304		2,741,287		23,901	103%
	(59%	)	(62%	)

Overseas revenues
Asia	891,251		726,662		7,553	123
	(19%	)	(17%	)

North America	514,264		455,238		4,358	113
	(11%	)	(10%	)

Europe	380,362		340,164		3,223	112
	(8%	)	(8%	)

Other Areas	164,723		149,968		1,396	110
	(3%	)	(3%	)

Subtotal	1,950,600		1,672,032		16,530	117
	(41%	)	(38%	)

Total	4,770,904		4,413,319		40,431	108%
	(100%	)	(100%	)